SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

PROPOSAL FOR 2009 CAPITAL BUDGET

In accordance with the provisions set forth in article 196 of Law 6404/76, as updated by Law nº 10.303, dated 10.31.2001, the Board of Officers of Gol Linhas Aéreas Inteligentes S.A. (“Company”) hereby:

1- Presents the 2009 Investment Plan, in the amount of R$ 557.504 thousand, with the following investments to be made:

New Aircraft	242.767
Engines	89,125
Parts	84,024
Communication equipment	31,479
Information Technology	18,219
Maintenance Center	10,115
Other	81,775

Total	557,504

General Description of the Investments:

- Aircraft and Prepayments: Acquisition of aircraft from Boeing and prepayments for acquisition of new aircraft.

- Engines: Engines for aircraft.

- Parts: Replacement parts for aircraft maintenance.

- Communication Equipment: Enlargement and improvement of the communication infrastructure network for the head-office and bases.

- Information Technology:

     - Software: Software licenses (Microsoft, ERP), implementation and development of database systems, information safety and tax systems integration.

     - Software Development and Implementation: Consulting and customization in implementing systems adopted by the company and costs related to the services provided by employees allocated to several software development projects;

     - Peripheral Computers: Acquisition of microcomputers, notebooks, printers and other information technology peripheral equipment.

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     - Maintenance Center – Confins, MG: Enlargement of the Maintenance Center in Confins-MG, allowing increase in the service capacity, reduction in third-party services and reduction in maintenance costs.

- Other:

     - Facilities: Acquisition of facilities for the administrative head-office and offices;

     - Tools: Acquisition of tools for aircraft maintenance;

      - Furniture and Fixtures: Acquisition of cabinets, wheel chairs, desks, general furniture and fixtures for the administrative head-office and bases;

     - Vehicles: Acquisition of tractors, trucks and vans;

     - Machines and Equipment: Acquisition of carts, stackers and pallets for cargo handling, as well as other small equipment for maintenance activities.

2- The source of the funds to support such investments shall be:

     - Own funds generated from the Company’s operating activities during the fiscal year;

     - Funds raised with shareholders and third parties; and

     - Funds raised from sale and leaseback transactions with the respective vendor. The foregoing is the Proposal we have to submit.

São Paulo, March 30, 2010.

THE MANAGEMENT

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.